Corporate Presentation
July 2013
Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-188365
July 8, 2013

Forward Looking Statements
This presentation includes statements that are, or may be deemed, ‘‘forward-looking statements.’’ In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,”
“plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned discovery and development of drugs targeting cancer stem cells, the strength and breadth of our intellectual property, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, our results of operations, financial condition, liquidity, prospects, growth and strategies, the length of time that we will be able to continue to fund our operating expenses and capital expenditures, our expected financing needs and sources of financing, the industry in which we operate and the trends that may affect the industry or us.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of our
Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on May 6, 2013 as subsequently amended to date
(our “Registration Statement”). In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation, except as required by law.
You should read carefully our “Special Cautionary Notice Regarding Forward-Looking Statements” and the factors described in the “Risk Factors”
sections of our Registration Statement to better understand the risks and uncertainties inherent in our business.

Free Writing Prospectus Statement
This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing.
We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement
(including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, dated July 8,
2013, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-
813-1010, e-mail: prospectus@aegiscap.com

Offering Summary
Deal Terms
SHARES OFFERED	2,272,727 (100% Primary)
PRICE RANGE	$10.00 - $12.00 per Share
EXCHANGE / TICKER	NASDAQ Capital Market / HTBX
OVER-ALLOTMENT	15% or 340,909 (100% Primary)
USE OF PROCEEDS	Clinical Development of HS-110 and HS-410 and Other General Corporate Purposes
SOLE BOOK-RUNNER	Aegis Capital Corp
CO-MANAGER	Cantor Fitzgerald & Co.

The Heat Biologics Team
Jeffrey Wolf Founder, Chairman and CEO
• Founded Heat Biologics and advanced company
 to current clinical stage
• Founder/CEO of several biotech companies including
 Elusys Therapeutics (founder/Chairman/CEO), TyRx
 Pharma (co-founder/Chairman), Avigen (NASDAQ: AVGN)
 (co-founder/director)
• BA, University of Chicago; JD, New York University School
 of Law; MBA, Stanford Business School

Sandra Silberman, MD, Ph.D Chief Medical Officer
• Oversaw the clinical development of Tarceva™ at Pfizer
• Led global development and FDA approval of
 of Gleevec™ at Novartis. Senior oncology clinical
 development positions Eisai and Quintiles
• MD, Cornell University Medical College; Ph.D. in Tumor
 Immunology, Johns Hopkins University

Matt Czajkowski Chief Financial Officer	• Chief Financial Officer at Pozen Inc. (NASDAQ: POZN) • BA, Harvard College; MBA, Harvard Business School
Jennifer Harris, Pharm. D. VP of Clinical and Regulatory Affairs	• Significant experience in the clinical development of cancer immunotherapies with Dendreon, Celgene and Novaquest (Quintiles) • BS and Pharm.D, University of North Carolina, Chapel Hill
 Scientific Advisory Board
 Eckhard Podack, MD, Ph.D.
 Chairman of Scientific Advisory Board
 Chairman of Microbiology and Immunology,
 University of Miami
 James Allison, Ph.D.
 Former Chairman of Immunology Program,
 Memorial Sloan Kettering
 Sol Barer, Ph.D.
 Co-founder, former Chairman and CEO, Celgene
 John Nemunaitis, MD
 Executive Medical Director,
 Mary Crowley Cancer Research Center
 Justin Stebbing, MD, Ph.D.
 Imperial College, London
 Daniel Von Hoff, MD
 Translational Genomics Research Institute
 Past President of American Association of
 Cancer Research

Heat Biologics

***ImPACT* TECHNOLOGY**

Heat Biologics' proprietary Immune Pan Antigen Cytotoxic Therapy *(ImPACT)* reprograms live "allogeneic" cancer cells to continually secrete their own antigens bound to heat shock protein gp96 to seek out and destroy a variety of tumors.

How *ImPACT* Technology Works

Live allogeneic tumor cells are genetically modified to continually "pump-out" their own cancer antigens bound to gp96, a natural adjuvant. These live *ImPACT* tumor cells are injected into the patient to stimulate a powerful immune response against the targeted cancer.

Genetically-modified tumor cell
ImPACT/gp96
Tumor protein
ER
Nucleus
Killer T cell
gp96 floats freely around the cytoplasm.

❷ The **immune system recognizes the mutated antigens** secreted by the injected tumor cells.

❸ The gp96 acts as an adjuvant, **supercharging the patient's immune system** against the *ImPACT* secreted antigens.

Vaccine injection
Killer T cells
ImPACT engineered tumor cells

❹ Secreted proteins **activate killer T cells** to destroy any mutated tumor proteins that it carried out of the tumor cell.

❺ The killer T cells then **seek out and destroy** the patient's live tumor cells.

What is gp96?

gp96 is a "heat shock" protein resident in all human cells. It assists these cells in folding proteins they produce. gp96 is tethered to the cell and is normally only released during "necrosis", or unnatural cell death.

Inside a human cell
Protein
gp96

What is *ImPACT* Technology?

Heat Biologics "severs the leash" that binds gp96 to the cell, thus creating modified living cells that continually secrete gp96 bound to the proteins produced by the cell.

These modified tumor cells are then mass-produced and irradiated to prevent them from replicating when injected into the patient.

ImPACT Therapy Highlights

- Initiates a pan-antigen cytotoxic T-cell attack against the targeted cancer
- Generates a significant adjuvant response
- Targets a wide variety of cancers

ImPACT is an allogeneic, "off-the-shelf" cancer therapy. In contrast to other "autologous" cancer therapies, no invasive procedure to remove patient tumor or immune cells is required.

Some killer T cells become long-living memory cells used to fight metastatic and recurrent cancers.

Heat Biologics Highlights
● Transformative immunotherapy platform that unleashes a robust pan-antigen T-cell attack against a wide range of cancers
● Fully-allogeneic, “off-the-shelf” drugs with COGS < 5% of autologous cancer vaccine approaches
● Multiple near-term registration opportunities (>$60 Billion TAM)
Broad-based
Immunotherapy
Platform
● 18-patient Phase 1 investigator-sponsored IND in advanced non-small cell lung cancer
 – Positive safety data with no treatment-related SAEs
 – Powerful disease-specific immune activation
 – Preliminary evidence that immune activation corresponds with increased overall survival
● Median 1-year overall survival rate in advanced NSCLC of 43% compared favorably to a 5.5% rate based on published data from a 43-patient advanced NSCLC population
● One patient survives >3 yrs. and another patient survives >4 yrs. since starting therapy
Promising
Clinical Data
● IPO net proceeds will be used to progress two drug candidates through Phase 2 clinical trials
 – HS-110 for non-small cell lung cancer (NSCLC)
 – HS-410 for bladder cancer
Diverse
Clinical Pipeline
● IPO net proceeds expected to progress two clinical programs through Phase 2 trials
● Multiple value-creating milestones planned over the next 12-24 months
Milestones
● Strong management and scientific team includes SAB members Sol Barer (Celgene), James Allison
 (Sloan Kettering), Eckhard Podack (Miami), Daniel Von Hoff (TGen)
Experienced
Team

Heat’s ImPACT Therapy
Living Drug Factories
Antigen and adjuvant delivery in a single package

Dr. Eckhard Podack transforms living cancer cells into **factories** that secrete a wide variety of antigens to our immune system

The Journal of Immunology
Vaccine
Cancer Immunity
an open access journal of the Cancer Research Institute
AACR American Association for Cancer Research
Mucosal Immunology

Heat Biologics

• Chairman, Dept. of Immunology University of Miami
• Discover of Perforin
• Inventor of Seattle Genetics CD30 antibody (Adcetris®)
 recently approved by FDA for Hodgkin Lymphoma
• Inventor of Heat’s ImPACT Technology
Cutting Edge: Tumor Secreted Heat Shock-Fusion
Protein Elicits CD8 Cells for Rejection.
K. Yamazaki, T. Nguyen, E.R. Podack.
Molecular and Cellular Requirements for Enhanced
Antigen Cross-Presentation to CD8 Cytotoxic T
Lymphocytes.
S. Oizumi, N. Strbo, S. Pahwa, V. Deyev,
E.R. Podack.
Surmounting tumor-induced immune suppression
by frequent vaccination or immunization in the
absence of B cells.
S. Oizumi, V. Deyev, K. Yamazaki,, T. Schreiber,
N. Strbo, J. Rosenblatt, E.R. Podack.
Cell surface expression of heat shock protein
gp96 enhances cross-presentation of cellular
antigens and the generation of tumor-specific T-
cell memory.
J. Dai, B. Liu, M.M. Caudill, H. Zheng, Y. Qiao, E.R.
Podack, Z. Li.
Cell-secreted gp96-Ig-peptide complexes induce
lamina propria and intraepithelial CD8+
cytotoxic T lymphocytes in the intestinal
mucosa.
N. Strbo, S. Pahwa, M.A. Kolber, L. Gonzalez, E.
Fisher, E.R. Podack.
Gp96SIV Ig immunization induces potent
polyepitope specific, multifunctional memory
responses in rectal and vaginal mucosa.
N. Strboa, M. Vaccaric, S. Pahwaa, M.A.
Kolberb, E. Fishera, L. Gonzaleza, M.N.
Dosterc, A. Hryniewiczc, B.K. Felbere, G.N.
Pavlakisf, G. Franchinic, E.R. Podack.
Tumor-induced suppression of CTL expansion
and subjugation by gp96-Ig vaccination.
T.H. Schreiber, V. Deyev, J.D. Rosenblatt , E.R.
Podack.

Introducing gp96 — Immune System’s “Swiss Army
Knife”*
“Molecular Warning System”
* Schild, H. & Rammensee, H. Gp-96 - The Immune System’s Swiss Army Knife. Nature Immunology 2, 100
 -101 (2000)
gp96
antigen
leash
● “Chaperone” protein expressed in all our cells and
 variety of tumors
● Activates a pan-antigen T-cell response by enabling
 MHC I antigen cross-presentation to CD8+ T-cells
● Gp96 + client protein naturally released via necrosis
● Among the most powerful adjuvants and the only
 adjuvant to show exclusive specificity to CD8+ T-cells
 – Provides non-specific signals to the innate immune
 system and specific signals to adaptive immune system
Tethered to our cells with a leash

- Genetically modify tumor cells by "severing the leash" that binds the gp96 to the cell
  - Enables living cancer cells to "pump-out" their own antigens along with their gp96 chaperone
- Mimics necrotic cell death to activate powerful pan -antigen cytotoxic T-cell immune response
- Natural biological process to deliver antigens and adjuvant to our immune system
- "Off-the-shelf" therapy designed to enable a fully in vivo attack against a wide variety of cancers

Heat Biologics

ImPACT Therapy — “Severing the Leash”
Heat Biologics ImPACT technology removes the leash that binds gp96 to the cell, creating cells that continually secrete gp96

***ImPACT* Modified Tumor Cell**

gp96 floats freely around
the cytoplasm

Heat Biologics

Vaccine Injection
Inject living ImPACT cells
into the patient
ImPACT Therapy — Process
Non-functional
Tumor Cell
Killer
T-Cell
Heat Biologics
creates genetically
modified tumor cell
lines to continually
secrete their own
mutated antigens
bound to gp96.
2
Scale-up production of
these living tumor cells
as our “drug” to treat
all patients with a
particular cancer.
Irradiate these cells so
they can’t replicate and
vial for distribution.
3
Inject these living,
genetically-modified
cells into patients.
These cells
continuously secrete
tumor proteins bound
to gp96.
4
Secreted proteins
activate killer T-cells
to seek-out and
destroy the targeted
cancer.
5
1
Choose cancer of
interest and
identify a cell line
representative of
that cancer.

Fully-Allogeneic Approach
An Off-the Shelf Therapy
Approach
• Allogeneic, “off-the-shelf” treatment
   created from a master cell line
• No tumor cells, blood or anything else
   extracted from the patient
• Non-invasive
Benefits
• Unlimited drug supply enables immediate
   treatment and frequent administration
   with no patient-specific processing
• Pan-antigen immune response
• Less expensive to produce
   and administer than autologous therapies
   with COGS < 5% of autologous approaches
   with fewer logistical hurdles

IP Estate with Broad and Early Filings
Strong Intellectual Property Protection
ImPACT Platform Technology
● US and foreign patents issued for ImPACT technology for the treatment of cancer and viral disease
● Additional patents on proprietary cell lines and clinical data
Worldwide Filings
● 5 patent families representing over 50 patent applications
● Enforceable patents issued in 15 countries and counting

1.00
0.75
0.50
0.25
Proportion surviving
0
6
12
18
24
30
36
Months from treatment start

Heat Biologics

Lung Cancer and HS-110
Background
Heat’s HS-110 Therapy
• Cells are genetically modified to secrete gp96
 and most known (and many unknown) lung
 cancer antigens
• Pan-antigen cytotoxic T-cell immune response
Treatment
• Powerful immune activation
• Positive safety profile based on preclinical
 studies and one clinical study
• The drug is administered in a simple,
 once-a-week injection
Survival Curve for Late-Stage 3B/4
NSCLC Patients*
* Massarelli E. Lung Cancer;2003:39 - Meta Analysis
Current Treatment
• Surgical Resection
• Radiation Therapy
• Chemotherapy
          –3-6 cycles
          –Each cycle lasts 3-4 weeks
• Targeted Therapies
Survival Prospects
• Median survival ~ 4.5 months*
• 1 year survival >6%*
“Without any chemotherapy, the average person will live about 4½ months.
With chemotherapy most will live longer and some will live a shorter time. More recent chemotherapy trials have shown that people live about 3 months longer than if they did not get chemotherapy …
… Even with chemotherapy, the chance of being alive at one year is about 30-50%;
the chance of dying within this year is 50-70%.”
— American Society for Clinical Oncology (ASCO) Guidelines
Lung Cancer is the Second Most Common Cancer in
US with No Reliable Treatment Options for Late-Stage
Patients

HS-110: Phase 1 Lung Cancer Trial Design
● NIH-funded, open-label, single center investigator-sponsored IND
● 18 patients with late-stage NSCLC
● Participants had previously failed multiple lines of therapy
Stage IIIB/IV NSCLC
Median 7 Prior Therapies & Progressive
Disease at Enrollment
Alternating After First 8 Patients
Cohort 3
¼ Strength Dose Twice Weekly
(10,000,000 Cells)
Cohort 2
½ Strength Dose Weekly
(20,000,000 Cells)
Cohort 1
1 Dose Every 2 Weeks
(40,000,000 Cells)
Safety
Immune Response,
Tumor Response,
Overall Survival,
Progression Free Survival

HS-110 NSCLC Phase 1 Clinical Trial Results
● Well-tolerated with no overt toxicity and no treatment-related SAEs
● 18 patients treated, 15 patients completed first course of therapy, 2 patients completed 3 courses of therapy
● Single agent clinical activity in late-stage 3b and 4 lung cancer
 • As is typical in immunotherapy, no observed partial or complete responses
 • 7 patients exhibited stable disease after single course of therapy
● Immune response observed in 73% (11 out of 15) of patients who completed their first course of therapy
 – Immune response predictive of survival (HR: 0.021, 95% CI:0.002-
 0.204)
 • The 11 immune responders exhibited a median survival of 16.9 months (95%
 CI: 7.1-20) while the 4 immune non-responders exhibited a median survival of
 4.5 months, which is consistent with the expected survival times in this patient population
 – Two late-stage patients survive >3 years
 • One HS-110 patient alive >3 yrs. and another patient still alive >4 yrs.
● Median 1 year overall survival rate of patients in the study was 44% (95%
 CI: 21.6-65.1) comparing favorably to a 5.5% rate based on published data from a 43-patient advanced NSCLC population

CD IFN-g/2 x 10^4 cd8
1005
1012
1004
Heat Biologics

Highly Activated Immune Response
Methodology
• Samples collected for immune
   response at baseline and after a
   minimum of one 6-week course of
   therapy were analyzed
• To determine the frequency of CD8
   IFN-γ, purified CD8 T cells collected
   from patients were stimulated with
   vaccine
• + indicates first increase, solid lines
   indicate immune response (IR+),
   dashed lines no response (IR−)
Baseline
1000
Post 1
Post 2
Post 3
100
10
1
Cohort 2 (n=3)
Cohort 3 (n=3)
Cohort 1 (n=9)
1019
1013
1014
1002
1009
1008
1003
1016
1011
1017
1018
+
+
+
+
+
+
+
+
+
+
+
Results
• In 11 of the 15 patients (73%)
   completing the first course of therapy
   with HS-110, there was a twofold or
   greater increase in CD8 cells secreting
   interferon gamma (CD8-CTL IFN-γ)
   following vaccination

Immune Response Predictive of Survival
In 11 of the 15 patients (73%) completing the first course of therapy with HS-110, there was a twofold or greater increase in CD8 cells secreting interferon gamma (CD8-CTL IFN-γ) following vaccination. In a non-prespecified analysis, the responders saw a threefold increase in median overall survival compared to non-responders in the trial, from 4.5 months to 16.9 months
Non-Responders
Responders
>3x Extension of Median OS
for Responders
6
12
18
24
30
36
0.25
0.50
1.00
0.75
Months From Treatment Start
0
(N=4)
(N=11)
Hazard Ratio: 0.021
95% CI: 0.002 - 0.204

Phase 2 NSCLC Trial Design
Inclusion Criteria
● Stage III/IV NSCLC patients
● Prior treatment with platinum doublet,
     crizotinib, erlotinib as 1st line treatment
● Achieved clinical response (CR/PR) or disease
     stabilization following 1st line treatment
Stage 2
N = 90
Proof of Concept
Stage 1
N = 30
Dose Finding
Placebo
N = 30
HS-110
Optimal dose N = 60
Phase 2 - 2 Stage Adaptive Design
Proceed with Optimal Dose
Placebo
N = 6
HS-110
Low Dose N = 12
2,000,000 cells
HS-110
High Dose N= 12
10,000,000 cells
Trial Objectives
● Stage 1: Dose finding and safety
● Stage 2: Progression-free survival

In addition, a grant-funded, investigator-sponsored Phase 1 NSCLC trial will explore use of HS-110 as combination therapy

Bladder Cancer and HS-410
Background
● Currently-available treatments have high failure rate and are poorly tolerated
● Among highest lifetime treatment cost per patient of any
 cancer due to a high recurrence rate
● Opportunity to treat patients with minimal residual disease
● Drug manufacturing and preparation of IND and protocol
 for HS-410 in progress
● No new drugs for this patient population in >25 years
● HS-410 Phase 1/2 trial scheduled to begin in Q3 of 2013 and will include ~100 patients
In 2012 Alone, There Were 73,000 New Cases
of Bladder Cancer Reported and 15,000 Deaths

HS-410: Phase 1/2 Clinical Trial Design
Bladder Cancer
● HS-410 administered within existing standard of care guidelines
● Majority of cases are superficial (non-muscle invasive), treated with surgery followed by 6 weeks of interstitial BCG therapy
Stage 1/2a
Cancer Surgical Resection
Followed by BCG
N = 93
HS-410
N = 50
Placebo
N = 25
HS-410 LD
N = 9
HS-410 HD
N = 9
1:1 Randomization
12 Weekly Injections;
Then Monthly X 3
Trial Objectives
Trial Objectives
Dose Ranging
Optimal Dose
● Safety and tolerability
● Optimal dose based on
 immune response
● Time to recurrence
● Immune response
● Safety and tolerability

Disease	Pre-Clinical	Manufacturing	Phase 1	Phase 2
Oncology	HS-110 *NSCLC**				
	HS-110 *NSCLC combination study*				
	HS-410 *Bladder*				
	HS-310 *Ovarian*				
	HS-210 *Pancreatic*				
	HS-510 *Triple-negative breast cancer*

Diverse Product Pipeline
*Investigator-sponsored, grant-funded study
Planned
Planned
Planned*

IPO Milestones and Upcoming Events
2013 Milestones
❑HS-110 lung cancer
 ❑Initiate 120 patient Phase 2 clinical trial
 ❑Phase 2 patient enrollment
❑HS-410 Bladder Cancer
 ❑Pre-IND FDA meeting
 ❑HS-410 scale manufacturing
 ❑Initiate 93 patient Phase 1/2 clinical trial
 ❑Complete stage 1 enrollment
 ❑Immune response data readout
❑ Corporate and other
 ❑Enhance management team
 ❑Continued grant filings and notifications
 ❑Ovarian cancer cell line development
2014 Milestones
❑HS-110 lung cancer
 ❑Stage 1 enrollment completes
 ❑Immune response data readout
 ❑PFS data readout
❑HS-410 Bladder Cancer
 ❑Trial enrollment completes
 ❑Immune response data readout
 ❑Time-to-recurrence data readout
❑ HS-310 Ovarian Cancer
 ❑File IND
 ❑First patient enrolled
 ❑Enrollment completes
 ❑Immune response data readout
❑ Corporate and other
 ❑Continued grant filings and notifications
 ❑Various clinical publications
2012 Milestones
❑HS-110 lung cancer
 ❑Phase 1 trial completion and
 publication *
 ❑Phase 2 protocol design
 ❑HS-110 GMP manufacturing
❑HS-410 Bladder Cancer
 ❑Cell line development
 ❑Phase 1/2 protocol design
✓
✓
✓
✓
✓
✓
✓
✓
✓
✓
✓
✓
	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
HS-110 Lung Cancer		Phase 2 Clinical Trial ~120 Patients
HS-410 Bladder Cancer			Phase 1/2 Clinical Trial ~100 Patients
IPO funds will be used to
progress two drug
candidates to Phase 3
clinical trials
*Investigator-sponsored, grant-funded study

Biovest
BiovaxID
NHL
Glaxo Smith Kline
MAGE A3
NSCLS, Melanoma
Bavarian Nordic
Prostvac
Prostate
2013
2014
2015
Vical
Allovectin-7
Melanoma
New Link
HyperAcute
Pancreatic
Celldex
Rindopepimut
Glioblastoma

40
30
20
10
0
1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013

Heat Biologics

Immunotherapy Gaining Momentum
Immunotherapy on the cusp of great industry breakthroughs with several BLA approvals anticipated in coming years
●“Technology ripening” period for immunotherapies may be similar to antibodies
Highly-novel approach to activate cytotoxic
T-cells against multiple tumor antigens simultaneously
●Potential to be complimentary with “checkpoint inhibitors” currently in the clinic
Approvals
Cumulative FDA Antibody Approvals
Select Immunotherapy NDAs Expected
“In a decade immunotherapy cancer drugs will be treating 60% of cancers and generating annual sales of up to $35 billion.”
— Andrew Baum, MD
Head of Global Healthcare Research, Citi

Select Immunotherapy and Oncology-Focused
Comparables
COMPANY	FOCUS	LEAD CATEGORY	STAGE OF DEVT.	VALUATION*
Heat Biologics	Live T-cell vaccine platform	NSCLC	Phase 2 (Post IPO)	~$70M
Newlink Genetics	Live-cell vaccines	Pancreatic	Phase 3	$556M
Stemline	Cancer stem cells	Leukemia	Phase 1/2	$304M
Verastem	Cancer stem cells	Ovarian	Phase 1/2	$270M
Infinity Pharma	Small molecules	NSCLC	Phase 2	$901M
Array Biopharma	Small molecules	Multiple Myeloma	Phase 2	$571M
Celldex	APC targeted immunotherapies	Glioblastoma	Phase 3	$1.2B
Clovis Oncology	EGFR inhibitor	NSCLC	Phase 1	$1.6B
Puma Biotech.	Tyrosine kinase inhibitor	Breast	Phase 2	$1.2B
Immunocellular	Autologous dendritic cell vaccine	Glioblastoma	Phase 2	$114M
Okairos	T-cell vaccine platform	----	Preclinical	$323M GSK Buyout
Biovax	Modified virus injected into tumor	Melanoma	Phase 3	Up to $1B ($425M upfront) Amgen Buyout
* Valuation as 6-24-13

Capitalization Structure
CAPITALIZATION (as of 5/21/13)	SHARES OUTSTANDING	% OUTSTANDING

Common Stock*	3,583,654	84%
Stock Options	662,543	15%
Warrants	53,159	1%
Fully Diluted Shares Outstanding	4,299,356	100%

*Assuming all preferred stock converts to common stock as of May 21, 2013

Summary
Clinical Stage Platform Technology Generating Promising Human Data
Data to Date Demonstrate:
•Positive safety profile
•Powerful, disease-specific immune activation
•Immune activation corresponds with increased overall survival in initial 15 patients
Encouraging
Clinical Data
Strong Clinical Pipeline
•Phase 2 NSCLC clinical trial and Phase 1/2 bladder cancer trial following IPO with additional IND submissions planned
•Near-term enrollment and data readouts
Value Creating
Milestones
Transformational
Technology Platform
Unleashes the immune system against a wide range of
cancers
•Over a decade of published research and recent clinical data